Form of Conditional Performance Stock Option Agreement

Name of Optionee

It is my pleasure to advise you that on __________ the Compensation & Stock Option Committee of Biomet, Inc. (the "Committee") granted to you a conditional option to purchase __________ Common Shares of the Company (the "Target Shares") under the Biomet, Inc. 1998 Qualified and Non-Qualified Stock Option Plan (the "Plan"), a copy of which is attached hereto.  This option is subject to all of the terms and conditions of the Plan, which you should read carefully and retain for future reference.  Also enclosed is a Prospectus, which contains certain information relating to the Plan.

1.             The exact number of shares that you will be entitled to purchase (the "Earned Shares") shall be determined based on the performance of Biomet’s share price, as adjusted for splits, plus dividends ("Shareholder Return") compared to the Shareholder Return of Biomet’s peers over the three (3) year period beginning on the date of this Agreement and ending __________.  Such Shareholder Return shall be based on the market capitalization weighted growth on a percentage basis.  When calculating the Shareholder Return, the applicable beginning and ending stock prices for Biomet and the peer group shall be determined by calculating the average of the per share closing prices, adjusted for splits, of Biomet’s Common Stock and the Common Stock of the peer group as reported by the applicable exchange markets for the five trading days ending on __________  for the beginning price and the five trading days ending on __________ for the ending prices, each rounded to the fourth decimal point.  The peer group shall be comprised of the following companies:  [The identification of the peer group of companies has been redacted because the specific companies included may change based upon the discretion of the Committee at the time of grant] (collectively the "Peer Group").  At the conclusion of the three-year period, Biomet’s Shareholder Return will be compared to the performance of the Peer Group and the Earned Shares will be awarded as follows:

Shareholder Return of Biomet versus Peer Group	Earned Shares
Less than 50%	-0-
50%	25% of the Target Shares
Greater than 50%, but less than 100%

Prorated amount of Target Shares based on a calculation where 50% Biomet Shareholder Return results in the ability to purchase 25% of the Target Shares and 100% Biomet Shareholder Return results in the ability to purchase 100% of the Target Shares

Equal	100% of the Target Shares
Greater than 100%, but less than 150%	That percentage of Target Shares equal to the Shareholder Return, e.g., 125% Shareholder Return results in the ability to purchase 125% of the Target Shares
Equal to or greater than 150%	150% of the Target Shares

2.             The price at which the Earned Shares subject to this option may be purchased is _______ per share.  Any shares unexercised will expire on the earlier of the date set forth below or on your last day of employment.  The Earned Shares may be purchased during the two-year time period beginning ______________ and ending ___________.

3.             You shall be required to hold the Earned Shares until your retirement or separation of service from the Company.  The Committee, in its discretion, may allow you to sell the Earned Shares from time to time in order to pay taxes or for other reasons deemed appropriate in the discretion of the Committee.

The Committee has designed this option as an "incentive" stock option.  The general tax consequences of the grant and exercise of such options are described in the enclosed Prospectus, but you are urged to consult with your own tax advisor concerning federal and state tax consequences to you of the grant and exercise of the option and any sale of shares acquired hereunder.

As provided in the Plan, neither the adoption of the Plan nor the grant of this or any other option under the Plan imposes any obligation on the Company, or any of its subsidiaries, to provide any specific amount of compensation to any employee or to continue the employment of any employee.  Neither the Plan, this letter nor the grant of the option described herein give you the right to be retained in the service of the Company of any of its subsidiaries, or constitute an employment contract, or otherwise affects the right of the Company or any of its subsidiaries to terminate your employment at any time in their discretion.

The effective exercise of this option requires the execution and delivery to the Company of a Notice of Exercise in the form enclosed with this letter, together with payment to the Company of the option price in a manner permitted by the Plan.

You must sign and return to Randy Hedington this original letter, which will serve as the option agreement between you and the Company, in order to become effective.

Congratulations on the receipt of this option.  I wish you a long and successful future with Biomet.

Best Regards,

Dane A. Miller, Ph.D.

President and Chief Executive Officer

Accepted and agreed to this _____ day of __________, 20__.

Name of Optionee